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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ......... 2.50
SEC FILE NUMBER 000-51402
CUSIP NUMBER NA

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Boston
Full Name of Registrant

Former Name if Applicable

111 Huntington Avenue
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02199
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Federal Home Loan Bank of Boston (the Bank) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008, to be filed pursuant to the Securities Exchange Act of 1934, by March 31, 2009, the original due date, as the Bank has not been able to complete its assessment for other-than-temporary-impairment (OTTI) of certain of its private-label mortgage-backed securities (MBS) and consequently has been unable to finalize its audited financial statements. We have recently obtained information relevant to the Bank’s OTTI assessment of certain of its private-label MBS subsequent to the completion of the Bank’s initial analysis which must be evaluated prior to finalizing our OTTI assessment. Accordingly, the assessment could not be completed by March 31, 2009 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frank Nitkiewicz	(617)	292-9600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing OTTI assessment described in Part III of this Form 12b-25 above, the Bank has not finalized its financial statements for the year ended December 31, 2008. However, as announced in the Bank’s February 26, 2009 press release (the Press Release), which was included as an exhibit to the Bank’s Current Report on Form 8-K filed on February 26, 2009, the Bank expects to report significant changes in results of operations for the year ended December 31, 2008 as compared to the prior fiscal year, including an annual net loss primarily attributable to charges related to the OTTI of certain private-label mortgage-backed securities (MBS) as of December 31, 2008 compared with net income of $198.2 million for the year ended December 31, 2007.  As announced in the Press Release, the annual net loss based on the Bank’s unaudited results at the time of the Press Release was $73.2 million, primarily attributable to a $339.1 million charge related to the OTTI of certain MBS as of December 31, 2008.  It is possible that the Bank will determine that it will have additional charges arising from its OTTI assessment of certain of its MBS for the Bank’s audited results and any such charges would further reduce the Bank’s net income for the year ended December 31, 2008.  A reasonable estimate of any such additional charges cannot be made until the ongoing assessment described above is finalized.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, based on the Bank’s expectations as of the date of this notification.  In some cases, the words “will”, “it is possible”, “estimate” and similar expressions are used in this notification to identify such forward-looking statements.  The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to, instability in the credit, debt and housing markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in interest rates, and prepayment spreads on mortgage assets, and the Bank can provide no assurance that such forward-looking statements will be realized.  Other risks are identified in the Bank’s periodic reports filed pursuant to the Securities Exchange Act of 1934, including the Bank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Reports on Form 10-Q for the periods ended September 30, 2008, June 30, 2008 and March 31, 2008.  The Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Bank.

Federal Home Loan Bank of Boston

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ Frank Nitkiewicz

Name: Frank Nitkiewicz
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).